CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated June 30, 2026, and each included in this Post-Effective Amendment No. 97 to the Registration Statement (Form N-1A, File No. 2-33733) of BNY Mellon Research Growth Fund, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated April 22, 2026, with respect to the financial statements and financial highlights of BNY Mellon Research Growth Fund, Inc. included in the Annual Report (Form N-CSR) for the year ended February 28, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

June 23, 2026